Exhibit 99.49

BURCON ENTERS LICENSE AGREEMENT WITH ADM
FOR CLARISOY® PROTEIN TECHNOLOGY

Vancouver, British Columbia, March 4, 2011 — Burcon NutraScience Corporation (TSX – BU) announced today that the company has entered into a license agreement with Archer Daniels Midland Company (“ADM”) for the worldwide production, distribution and sale of Burcon’s CLARISOY® soy protein. CLARISOY is a unique soy protein product that is 100 percent soluble, transparent and very low in viscosity in low pH (acidic) beverages. Use of CLARISOY allows for the production of transparent, protein fortified beverages such as juices, soft drinks and sport drinks in the low pH range.

The license agreement gives ADM exclusive rights across all geographic regions and all potential product applications to produce, market and sell CLARISOY soy protein.

“We are excited to bring CLARISOY to market,” said Bruce T. Bennett, general manager of Protein Specialties for ADM. “CLARISOY’s potential in the global protein ingredient industry will be well served through our license agreement with Burcon. The versatility of CLARISOY complements our current product portfolio and increases application opportunities for our customers.”

“Burcon is thrilled to work with ADM in commercializing CLARISOY. ADM’s demonstrated excellence in the production and sale of food ingredients makes the company the ideal partner to commercialize CLARISOY soy protein,” commented Johann F. Tergesen, president and COO of Burcon.

ADM will make royalty payments to Burcon on the sales of CLARISOY under the twenty-year license agreement. The maintenance of the CLARISOY soy protein patent portfolio during the term of the license agreement will be the responsibility of Burcon.

Today’s announcement marks a watershed development for Burcon as the commercialization of CLARISOY provides Burcon with its first earnings stream.

About CLARISOY®
CLARISOY® soy protein is 100 percent soluble and completely transparent in low pH (“acidic”) solutions. CLARISOY is also heat stable, allowing thermal processing such as hot fill without any loss of clarity or notable change in viscosity. In addition to its use in ready-to-drink beverages, CLARISOY may also be used to fortify powdered beverages. CLARISOY may also be used in a variety of food applications beyond beverages as a result of its superior flavor profile.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 151 issued patents in various countries, including 25 issued U.S. patents, and in excess of 250 additional pending patent applications, 65 of which are U.S. patent applications.

###

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca